UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.  20549

                        SCHEDULE 13G

  Under the Securities Exchange Act of 1934
          (Amendment No. 1)*



           HBO & COMPANY (ACQD ENTERPRISE SYSTEMS, INC.)
                      (Name of Issuer)


                        Common Stock
               (Title of Class of Securities)


                        404100109
                       (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


1.NAME OF REPORTING PERSON Duncan-Hurst Capital Management
  Inc.
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  33-0403387

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION
  Duncan-Hurst Capital Management Inc. is a California corporation.

5.   SOLE VOTING POWER
     20,000
6.   SHARED VOTING POWER
     0
7.   SOLE DISPOSITIVE POWER
     20,000
8.   SHARED DISPOSITIVE POWER

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   20,000
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*   [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     .01%

12.  TYPE OF REPORTING PERSON*
     IA, CO



1. NAME OF REPORTING PERSON       William H. Duncan, Jr.
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION
  United States

5.   SOLE VOTING POWER
     20,000
6.   SHARED VOTING POWER
     0
7.   SOLE DISPOSITIVE POWER
     20,000
8.   SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   20,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*   [ ]


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    .01%

12. TYPE OF REPORTING PERSON*
    IA



Item 1(a)      Name of Issuer
HBO & COMPANY (ACQD ENTERPRISE SYSTEMS)

Item 1(b)       Address of Issuers Principal Executive Offices
301 PERIMETER CENTER DRIVE N.
ATLANTA, GEORGIA  30346

Item 2(a)       Name of Person Filing

        Duncan-Hurst Capital Management Inc.

Item 2(b)       Address of Issuers Principal Business or, if none, Residence

        4365 Executive Drive, Suite 1520
        San Diego, California  92121

Item 2c         Citizenship

        Reference is hereby made to item 4 to the cover pages incorporated by reference herein

Item 2(d)      Title of Class of Securities

               Common

Item 2(e)      Cusip Number
45323G109

Item 3         Type of person reporting

       Duncan-Hurst Capital Management Inc. is an
       Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and William H.
       Duncan, Jr. is its principal shareholder, sole director, Chief Executive Officer and Chief
       Investment Officer.

Item 4    Ownership

       Reference is hereby made to Items 5-9 and 11 of the cover pages of this Schedule 13G, which items are incorporated by reference herein.

Item 5         Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact
       that as of the date hereof the reporting person has
       ceased to be the beneficial owner of more that five
       percent of the class of securities, check the
       following   [X]

Item 6 Ownership of more than five percent on behalf of another person

          NOT APPLICABLE

Item 7    Identification and Classification of the
          Subsidiary which acquired the security being reported on by the Parent Holding Company

          Not Applicable

Item 8 Identification and Classification of members of the Group

          Not Applicable

Item 9    Notice of Dissolution of Group

          Not Applicable


Item 10        Certification

     By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.









                          SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  February 17, 1998


            DUNCAN-HURST CAPITAL MANAGEMENT INC.
               By    /s/ Rebecca M. La Ferney

            _____________________________________
                  REBECCA M. LA FERNEY
                  Vice President



                 /s/ William H. Duncan, Jr.

            _____________________________________
                  WILLIAM H. DUNCAN, JR.
                   Chief Investment Officer
                   and Sole Director








February 17, 1998

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549-1004

RE:Schedule 13G Filings
  Ladies and Gentlemen:

We file herewith via EDGAR one executed Schedule 13G relating to the common stock of HBO & Company (acqd. Enterprise
Systems, Inc.)

By copy of this letter, we are simultaneously sending copies of the Schedule by certified mail to the Nasdaq System.
Thank you for your assistance.

Sincerely,

Rebecca M. La Ferney
Vice President

cc:    Nasdaq System (w/encl.)